September 7, 2018

Peter S. Garcia
Chief Financial Officer
PDL BioPharma, Inc.
932 Southwood Boulevard
Incline Village, Nevada 89451

       Re: PDL BioPharma, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed March 16, 2018
           File No. 000-19756

Dear Mr. Garcia:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance